                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, DC 20549



                                 SCHEDULE 13D



                   Under the Securities Exchange Act of 1934

                             (Amendment No. 2)*



                          JACK CARL/312-FUTURES, INC.
  --------------------------------------------------------------------------
                               (Name of Issuer)

                                 COMMON STOCK
  --------------------------------------------------------------------------
                        (Title of Class of Securities)

                                  466350-30-3
                             --------------------
                                (CUSIP Number)

       Bruce E. Mathias, Secretary  200 West Adams Street, Suite 1500,
                               Chicago, IL 60606
  --------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                               October 18, 1996
  --------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box (____).

Check the following box if a fee is being paid with this statement (_____). (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

NOTE: Six copies of this statement, including all exhibits should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.   466350-30-3                           13D


1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          Lee S. Casty                 ###-##-####

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a) /___/    (b)/___/


3  SEC USE ONLY


4  SOURCE OF FUNDS*
     Not Applicable

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) OR 2(e)                  /____/

6  CITIZENSHIP OR PLACE OF ORGANIZATION
        United States


NUMBER OF
              7   SOLE VOTING POWER
SHARES               15,464,453 Shares of Common Stock, of which 500,000
                     Shares of Common Stock is subject to an option to sell.
BENEFICIALLY
              8   SHARED VOTING POWER
OWNED BY             None

EACH          9   SOLE DISPOSITIVE POWER
                     15,464,453 Shares of Common Stock, of which 500,000
REPORTING            Shares of Common Stock is subject to an option to sell.

PERSON        10  SHARED DISPOSITIVE POWER
                     None
WITH

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        15,464,453 Shares of Common Stock, of which 500,000 Shares of Common Stock is subject to an option to sell.

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* / X /
                                                                          ----

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        Approximately 46.0% of the issued and outstanding Common Stock, of which 500,000 Shares of Common Stock, approximately 1.5% of the issued and outstanding Common Stock, is subject to an option to sell.


14 TYPE OF REPORTING PERSON*
        IN

                   *SEE INSTRUCTION BEFORE FILLING OUT!

                                  SCHEDULE 13D
                                  ------------


ITEM 1.    SECURITY AND ISSUER

           Common Stock

           Jack Carl/312-Futures, Inc.
           200 West Adams Street
           Chicago, Illinois  60606

ITEM 2.    IDENTITY AND BACKGROUND

           (a)     Name:
                   Lee S. Casty

           (b)     Business Address:
                   French-American Securities, Inc.
                   200 West Adams
                   Suite 1500
                   Chicago, Illinois  60606

           (c)     Occupation:
                   Sole Owner and Director
                   French-American Securities, Inc.
                   200 West Adams
                   Suite 1500
                   Chicago, Illinois  60606

           (d) Mr. Casty, during the last five years, has not been convicted in a criminal proceeding

           (e) Mr. Casty, during the last five years, was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which as a result of such proceeding was subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

           (f)     Citizenship:
                   United States

ITEM 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

           Not Applicable

ITEM 4.    PURPOSE OF TRANSACTION

           On October 18, 1996, Lee S. Casty gifted, under the Uniform Gifts to Minors Act, 350,000 shares of common stock, par value $.004 per share, of Jack Carl/312-Futures, Inc., to each of his two minor children, Corey Adam Casty and Ivan Alexander Casty.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

          (a) 15,464,453 shares of common stock, approximately 46.0% of the issued and outstanding common stock, of which 500,000 shares of common stock, approximately 1.5% of the issued and outstanding common stock, is subject to an option to sell.

          (b) There is sole power to vote or to direct the vote and sole power to dispose or to direct the disposition of the 15,464,453 shares of common stock, of which, 500,000 shares of common stock is subject to an option to sell.

          (c) On October 18, 1996, Lee S. Casty gifted, under the Uniform Gifts to Minors Act, 350,000 shares of common stock, par value $.004 per share of Jack Carl/312-Futures, Inc., to each of his two minor children, Corey Adam Casty and Ivan Alexander Casty. Following Mr. Casty's gift of these 700,000 shares of comman stock, Mr. Casty beneficially owns 15,464,453 shares of common stock, of which, 500,000 shares of common stock is subject to an option to sell.

          (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of such securities.

          (e)      Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF ISSUER

          Not Applicable

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

          Not Applicable

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

    October 28, 1996
------------------------
Date

                              /S/ LEE S. CASTY
                              ----------------
                              Lee S. Casty